Exhibit 99.3

Auditor’s Independence Declaration

As lead auditor for the review of Mesoblast Limited for the half-year ended 31 December 2021, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Mesoblast Limited and the entities it controlled during the period.

Sam Lobley	Melbourne
Partner PricewaterhouseCoopers	25 February 2022

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK  VIC  3006, GPO Box 1331, MELBOURNE  VIC  3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.